1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 25, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) EXTRAORDINARY GENERAL MEETING REPLY SLIP

To: Aluminum Corporation of China Limited (the "Company")

I/We1 (Chinese name): ________________________________ (English name): ________________________________ of __________________________________________________
___________________________________________________________________________________________________________________________________________________

being the registered holder(s) of2 ___________________________________________________________________ domestic/H3 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at 10:00 a.m. on Friday, 9 May, 2008, at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

Date: ________________________________________ 2008	Signature(s): ________________________________________

Notes:

1.	Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.	Please delete the inappropriate.

4.

The completed and signed reply slip should be delivered to the Secretary Office of the Board of Directors of the Company at the business address of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing 100082, the People's Republic of China on or before Friday, 18 April, 2008 personally or by mail or by fax (fax number: (8610) 8229 8158).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary